UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               PHARMACYCLICS, INC.
                      -----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    716933106
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 1997
                     -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].** (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 34 Pages
                             Exhibit Index: Page 17
-----------------

** A filing fee is not being paid with this statement pursuant to SEC Release No. 33-7331 whereby the filing fee has been eliminated for
        Schedule 13D.

                                                              Page 2 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QUANTUM INDUSTRIAL PARTNERS LDC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Cayman Islands

                      7      Sole Voting Power
  Number of                         600,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           600,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    600,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.99%

14      Type of Reporting Person*

               OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT INVESTOR, L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         600,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           600,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    600,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.99%

14      Type of Reporting Person*

               PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               QIH MANAGEMENT, INC.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         600,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
   Each
  Reporting           9      Sole Dispositive Power
   Person                           600,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    600,000

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [x]

13      Percent of Class Represented By Amount in Row (11)

                             5.99%

14      Type of Reporting Person*

               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               SOROS FUND MANAGEMENT LLC

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               Delaware

                      7      Sole Voting Power
  Number of                         600,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           600,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    624,500\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.24%

14      Type of Reporting Person*

               OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 6 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          600,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    600,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    624,500\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.24%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 7 of 34 Pages

                                  SCHEDULE 13D

CUSIP No. 716933106

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               STANLEY F. DRUCKENMILLER (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         0
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          600,000
    Each
  Reporting           9      Sole Dispositive Power
   Person                           0
    With
                      10     Shared Dispositive Power
                                    600,000

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    624,500\1\

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             6.24%

14      Type of Reporting Person*

               IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------
\1\  See Item 5.

                                                              Page 8 of 34 Pages

               This Statement on Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Shares"), of Pharmacyclics, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report a recent acquisition of Shares of the Issuer as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares.


Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 995 East Arques Avenue, Sunnyvale, California 94086-4521. .

Item 2.        Identity and Background.

        This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

        i)     Quantum Industrial Partners LDC ("QIP");

        ii)    QIH Management Investor, L.P. ("QIHMI");

        iii)   QIH Management, Inc. ("QIH Management");

        iv)    Soros Fund Management LLC ("SFM LLC");

        v)     Mr. George Soros ("Mr. Soros"); and

        vi)    Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to the Shares held for the accounts of QIP
and  Quasar   International   Partners  C.V.,  a  Netherlands  Antilles  limited
partnership ("Quasar Partners").

                              The Reporting Persons

QIP, QIHMI and QIH Management
-----------------------------

               QIP is a Cayman Islands exempted limited duration company with its principal address at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business of QIP is investment in securities. Current information concerning the identity and background of the directors and officers of QIP is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

               QIHMI, an investment advisory firm organized as a Delaware limited partnership, is a minority shareholder of, and (pursuant to constituent documents of QIP) is vested with investment discretion with respect to the portfolio assets held for the account of, QIP. The principal business of QIHMI is to provide management and advisory services to, and to invest in, QIP. QIH Management, a Delaware corporation of which Mr. Soros is the sole shareholder, is the sole general partner of QIHMI. The principal business of QIH Management

                                                              Page 9 of 34 Pages

is to serve as the sole general partner of QIHMI. Current information concerning the identity and background of the directors and officers of QIH Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2. QIHMI and QIH Management have their principal offices at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. QIHMI, by reason of its investment discretion over the securities owned by QIP, and QIH Management, as the sole general partner of QIHMI, may each be deemed the beneficial owner of the Shares held for the account of QIP for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

               Mr. Soros has entered into an agreement dated as of January 1, 1997 with SFM LLC pursuant to which Mr. Soros has, among other things, agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC, which agreement to so act shall terminate upon the earlier of (a) the assignment to SFM LLC of the legal and beneficial ownership interest in QIH Management and (b) the assignment to SFM LLC of the general partnership interest in QIHMI (the "QIP Contract").


SFM LLC, Mr. Soros and Mr. Druckenmiller
----------------------------------------

               The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. SFM LLC, a Delaware limited liability company, has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quasar Partners (the "SFM Clients"). SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

               Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the Shares held for the account of Quasar Partners. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the Managing Directors of SFM LLC (the executive officers of SFM LLC).

               The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

               The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr.

                                                             Page 10 of 34 Pages

Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Shares.

               Pursuant to regulations promulgated under Section 13(d) of the Act, SFM LLC, pursuant to the provisions of the QIP Contract, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of the Shares held for the account of QIP.

               During the past five years, none of the Reporting Persons, Quasar Partners and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On February 21, 1997, QIP entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with the Issuer, a copy of the form of which is attached hereto as Exhibit E and incorporated herein by reference in response to this Item 3, pursuant to which QIP expended $11,430,000 of its working capital to purchase 600,000 Shares.

               The Shares held for the accounts of QIP, Quasar Partners and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of QIP and/or Quasar Partners were acquired or disposed of for investment purposes. Neither Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               SFM LLC, Mr. Soros and Mr. Druckenmiller reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons and/or SFM Clients, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) Each of QIP,  QIHMI and QIH  Management may be deemed the
beneficial   owner  of  the   600,000   Shares  held  for  the  account  of  QIP
(approximately 5.99% of the total number of Shares outstanding).

                                                             Page 11 of 34 Pages


                    (ii) Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owners of 624,500 Shares (approximately 6.24% of the total number of Shares outstanding). This number includes (A) 600,000 Shares held for the account of QIP and (B) 24,500 Shares held for the account of Quasar Partners. Quasar Partners previously entered into an investment advisory contract with Oracle Investment Management, Inc. ("OIM") pursuant to which OIM was granted investment discretion over certain funds of Quasar Partners (the "OIM Contract"). The 24,500 Shares held for the account of Quasar Partners were acquired at the direction of OIM pursuant to the OIM Contract. As a consequence of SFM LLC's ability to terminate the OIM Contract with respect to all investments, including those involving the Shares, and acquire voting and dispositive power over the Shares within 60 days, notwithstanding the fact that none of SFM LLC, Mr. Soros and Mr. Druckenmiller currently exercises such power, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed the beneficial owner of the Shares held for the account of Quasar Partners at OIM.

               (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 600,000 Shares held for the account of QIP.

                    (ii) By virtue of the QIP Contract and as a result of their positions with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 600,000 Shares held for the account of QIP.

                    (iii) OIM is currently vested with sole power to direct the voting and disposition of the 24,500 Shares held for the account Quasar Partners as a result of the OIM Contract. SFM LLC has the contractual authority on behalf of Quasar Partners to terminate the OIM Contract within 60 days and, as a result, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to have the ability to acquire the voting and dispositive power held by OIM with respect to the 24,500 Shares.

               (c) Except for the transaction described in Item 3 and Item 6 in which QIP purchased 600,000 Shares at a price of $19.05 per Share, which was effected at the direction of SFM LLC pursuant to the Purchase Agreement entered into with the Issuer, there have been no transactions effected with respect to the Shares since December 30, 1996 (60 days prior to the date hereof) by any of the Reporting Persons or Quasar Partners.

               (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherland Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

               (e) Not applicable.

                                                             Page 12 of 34 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               In connection with its acquisition of the Shares reported herein, QIP entered into the Purchase Agreement which is incorporated herein by reference. The description of the terms of the Purchase Agreement below is qualified in its entirety by reference to the specific provisions of such agreement.

               Pursuant to the terms of the Purchase Agreement, QIP agreed not to sell or otherwise transfer the Shares purchased thereunder except in a transaction registered under the Securities Act, unless an exemption from such registration is available.

               Section 7.2 of the Purchase Agreement provides that the Issuer shall file with the Commission a registration statement on Form S-3 covering all of the Shares issued and sold to QIP pursuant to the Purchase Agreement within thirty (30) days after the Closing (as defined in the Purchase Agreement) and shall use its best efforts to cause such registration statement to become effective as soon as practicable thereafter. Section 7.2 further provides that the Issuer has the right, for a period not to exceed thirty (30) days in duration and upon written notice to QIP, to prohibit the sale of the Shares sold to QIP pursuant to such registration statement effected under Section 7.2, in certain circumstances described therein. Provisions regarding the Issuer's obligations to maintain the effectiveness of such registration statement are also described in Section 7.2.

               From time to time, each of the Reporting Persons, Quasar Partners and/or the other SFM Clients may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of such persons or entities may borrow Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above, the Reporting Persons, Quasar Partners
and/or  the  other  SFM  Clients  do  not  have  any  contracts,   arrangements,
understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

               C. Joint Filing Agreement dated February 28, 1997 by and among QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller.

               D. Power of Attorney dated May 23, 1996 granted by QIP in favor of Mr. Gary Gladstein, Mr. Sean Warren and Mr. Michael Neus.

               E. Form of Purchase Agreement entered into between the Issuer and QIP.

                                                             Page 13 of 34 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 28, 1997            QUANTUM INDUSTRIAL PARTNERS LDC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   QIH MANAGEMENT INVESTOR, L.P.

                                   By:  QIH Management, Inc.,
                                        its General Partner


                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President


                                   QIH MANAGEMENT, INC.


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Vice President


                                   SOROS FUND MANAGEMENT LLC


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 14 of 34 Pages


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 15 of 34 Pages


                                     ANNEX A

            Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship        Principal Occupation       Business Address
----------------------        --------------------       ----------------

Curacao Corporation           Managing Director of       Kaya Flamboyan 9
Company N.V.                  Netherlands Antilles       Willemstad
  Managing Director           corporations               Curacao,
  (Netherlands Antilles)                                 Netherland Antilles

Inter Caribbean Services      Administrative services    Citco Building
  Limited                                                Wickhams Cay
  Secretary                                              Road Town
  (British Virgin Islands)                               Tortola
                                                         British Virgin Islands

                 Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship        Principal Occupation       Business Address
----------------------        --------------------       ----------------

Gary Gladstein                Managing Director of       888 Seventh Avenue
Director and President        SFM LLC                    33rd Floor
(United States)                                          New York, NY  10106

Sean C. Warren                Managing Director of       888 Seventh Avenue
Director, Vice President      SFM LLC                    33rd Floor
and Secretary                                            New York, NY  10106
(United States)

Peter Streinger               Chief Financial Officer    888 Seventh Avenue
Treasurer                     SFM LLC                    33rd Floor
(United States)                                          New York, NY  10106

Michael C. Neus               Assistant General Counsel  888 Seventh Avenue
Vice President and            SFM LLC                    33rd Floor
Assistant Secretary                                      New York, NY  10106
(United States)

To the best of the Reporting Persons' knowledge:

(a)     None of the above persons holds any Shares.
(b)     None   of  the   above   persons   has  any   contracts,   arrangements,
        understandings or relationships with respect to the Shares.

                                                             Page 16 of 34 Pages


                                     ANNEX B


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:


                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

          (a) None of the above persons holds any Shares.

          (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 17 of 34 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
     C. Neus.............................................................. 18

B.   Power of Attorney dated as of January 1, 1997 granted by Mr.
     Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
     Mr. Michael C. Neus.................................................. 19

C.   Joint Filing  Agreement dated February 28, 1997 by and among
     Quantum  Industrial  Partners LDC, QIH Management  Investor,
     L.P., QIH Management,  Inc.,  Soros Fund Management LLC, Mr.
     George Soros and Mr. Stanley F. Druckenmiller . ..................... 20

D.   Power of  Attorney  dated May 23,  1996  granted  by Quantum
     Industrial Partners LDC in favor of Mr. Gary Gladstein,  Mr.
     Sean Warren and Mr. Michael Neus..................................... 22

E.   Form of Common Stock Purchase Agreement entered into between
     Pharmacyclics,   Inc.   and  Quantum   Industrial   Partners
     LDC.................................................................. 23